UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Neonode Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-35526	94-1517641
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Storgatan 23C, 114 55 Stockholm, Sweden
(Address of principal executive offices)

Lars Lindqvist, Chief Financial Officer, +46 (0) 8 667 17 17
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

Neonode Inc. (“Neonode”, “we”, or “our”) develops user interface and optical interactive touch and gesture solutions. Our patented technology offers multiple features including the ability to sense an object’s size, depth, velocity, pressure, and proximity to any type of surface.

We historically generated revenue through technology licensing agreements with Original Equipment Manufacturers and Tier 1 suppliers who embed our intellectual property into products they develop, manufacture, and sell.

In the second half of 2016, we augmented our licensing business and began manufacturing and selling sensor modules, including our consumer AirBar product. Revenue attributable to our sensor modules constituted less than 10% of our total revenue for the year ended December 31, 2017. We utilize a limited number of suppliers for parts and components in the production of our sensor modules.

Reasonable Country of Origin Inquiry

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, we conducted an analysis of our sensor module products and found that some portion of tin, tantalum, tungsten, and gold (“3TG”) are necessary to their functionality or production. Accordingly, we conducted a good faith reasonable country of inquiry ( “RCOI”) to determine whether any 3TG used with our sensor module products originated in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or are from recycled or scrap sources.

To implement our RCOI process, Neonode’s VP of Operations conducted a review of our sensor module products with parts or components potentially containing 3TG. The review included assessments of electronic components, gold plated or gold parts, electrical solders, and alloys.

To perform the RCOI, we were dependent on our suppliers to provide information on the origin of 3TG in our sensor module products. Neonode, as a purchaser, is many steps removed from the mining of 3TG. We do not purchase raw or unrefined 3TG and we do no purchasing in the Covered Countries. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Our primary means of determining country of origin of the necessary 3TGs was by conducting a supply chain survey with direct suppliers using the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide 3TG to a company’s supply chain. It includes questions regarding a supplier’s “conflict-free” policy, engagement with its direct suppliers, and a listing of the smelters used in products provided to Neonode. In addition, the template contains questions about the origin of 3TGs included in the supplier’s products, as well as supplier due diligence.

On the basis of the responses to the RCOI, we had no reason to believe that 3TGs necessary to the functionality or production of our sensor modules originated in any of the Covered Countries.

Conflict Minerals Disclosure

This Conflict Minerals Disclosure is publicly available on Neonode’s website at http://www.neonode.com/investor-relations/sec-filings.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEONODE INC.

Date: May 25, 2018	By:	/s/ Lars Lindqvist
Lars Lindqvist
Chief Financial Officer,
Vice President, Finance,
Treasurer and Secretary

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